SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

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The Netherlands

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CNH GLOBAL N.V.

Form 6-K for the month of January 2010

List of Exhibits:

1. News Release entitled, “CNH Contributes to Haiti Disaster Relief Efforts”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ MICHAEL P. GOING
Michael P. Going
Senior Vice President, General Counsel and Secretary

January 19, 2010

FOR IMMEDIATE RELEASE

For more information contact:

Ralph Traviati        News and Information        (630) 887-2345

CNH Contributes to Haiti Disaster Relief Efforts

BURR RIDGE, ILL., - (January 18, 2010) - Case New Holland (CNH), a leading manufacturer of agricultural and construction equipment, has been involved in efforts to relieve the humanitarian crisis in Haiti since the country was stricken by a mammoth earthquake, through dealer support and equipment provided by CNH Construction Equipment, the supplier of Case, New Holland and Kobleco construction equipment, and company-wide monetary donations.

“Soged S.A., the Case dealer in Haiti, immediately deployed available excavators, wheel loaders and other equipment to assist in recovery efforts. And EDOM - Empresas Dominicanas C.A., a New Holland/Kobelco dealer in the Dominican Republic, was able to offer delivery of up to 10 machines within 24 hours,” said Jim McCullough, President and CEO, CNH Construction Equipment. “Our Case, New Holland and Kobelco brands will continue to support recovery efforts in the coming weeks,” he added.

Case New Holland has also offered several pieces of heavy construction equipment to Haiti, including crawler excavators ranging from 7 to 16 tons, a tractor loader backhoe and motor grader, through the United Nations.

Finally, to facilitate employees wishing to make a direct contribution to earthquake victims, Case New Holland will match each employee cash donation dollar-for-dollar to $100,000, in addition to making a company donation of $50,000.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,300 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com